UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2010
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended June 30 of
Fiscal Year 2010

Corporate Management

Board of Directors
In office until the approval of the financial statements as of and for the year ending December 31, 2011
Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors	Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta
Roberto Chemello
Claudio Costamagna*
Claudio Del Vecchio
Sergio Erede
Sabina Grossi
Ivanhoe Lo Bello* (Lead Independent Director)
Marco Mangiagalli*
Gianni Mion*
Marco Reboa*
*Independent directors
Human Resources Committee	Claudio Costamagna (Chairman)
Roger Abravanel
Sabina Grossi
Gianni Mion
Internal Control Committee	Mario Cattaneo (Chairman)
Ivanhoe Lo Bello
Marco Mangiagalli
Marco Reboa
Board of Statutory Auditors
In office until the approval of the financial statements as of and for the year ending December 31, 2011
Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Enrico Cervellera
Alternate Auditors	Alfredo Macchiati
Giorgio Silva
Officer responsible for preparing the Company's financial reports	Enrico Cavatorta
Auditing Firm
Until approval of the financial statements as of and for the year ending December 31, 2011
Deloitte & Touche S.p.A.

Luxottica Group S.p.A.
Headquarters and registered office • via Cantù, 2, 20123 Milan, Italy
 Capital Stock € 27,904,576.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF JUNE 30, 2010
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in (1) our Annual Report on Form 20-F for the year ended December 31, 2009, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition and (2) our press release issued on April 16, 2010, relating to the Company beginning financial reporting in its financial communications in accordance with IAS/IFRS, which are both available on the Company's website, www.luxottica.com.

1.     OPERATING PERFORMANCE FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

        For the Company, the second quarter reflected one of the strongest results in the Group's history. For the first time ever, quarterly net sales approached Euro 1.6 billion. Net income reached Euro 150 million. Both segments contributed to the achievement of this excellent result, successfully reaping the benefits of the extraordinary work carried out during the recent quarters and confirming the strength of the Company's brands while strengthening our market position. In the second quarter of the year, the Company achieved positive performances in most geographic regions where it is present. The manufacturing and wholesale distribution segment recorded its best sales performance in the Group's history. Emerging markets made a key contribution to this performance, boasting an increase in wholesale sales by approximately 30 percent compared to the same period last year, along with the United States and Europe, which enjoyed a particularly positive 'sun' season. The results posted by Sunglass Hut were also very solid, with net sales benefiting from the major store-opening plan within US department store Macy's, allowing record sales to be recorded in June. In the second quarter of 2010, net sales rose by 13.8 percent at current exchange rates and by 6.5 percent at constant exchange rates1, to Euro 1,595.1 million from Euro 1,401.6 million. During the half-year period, net sales rose by 10.1 percent to Euro 2,986.8 million (Euro 2,714.0 million in the first half of 2009). Considering operating performance, EBITDA2 grew over the previous year by 22.2 percent to Euro 335.4 million in the three months ended June 30, 2010, from Euro 274.5 million in the same period of 2009. For the first half of the year, EBITDA2 grew to Euro 578.0 million from the Euro 501.5 million posted for the first half of 2009.

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the six-month period ended June 30, 2009. Please refer to Attachment 1 for further details on exchange rates.

          2  For a further discussion of EBITDA, see page 16—"Non-IAS/IFRS Measures."

        Operating income was Euro 258.3 million in the three months ended June 30, 2010 (Euro 203.3 million for the same period of 2009, or 27.1 percent), while the Group's operating margin improved from 14.5 percent in the three months of 2009 to 16.2 percent in the same period of 2010. In the first six months of 2010, operating income amounted to Euro 429.6 million, up 20.2 percent from Euro 357.5 million posted for the same period last year.

        Net income in the three months ended June 30, 2010 increased to Euro 150.1 million (up by 30.1 percent from Euro 115.3 million for the same period of 2009), resulting in earnings per share (EPS) of Euro 0.33 (at an average Euro/Dollar exchange rate of 1.2708).

        For the three months ended June 30, 2010, once again the Company generated excellent positive free cash flow3 (Euro 160 million): however, because of the exchange rate effect after having paid dividends during the quarter of more than Euro 160 million and having acquired the remaining 35.16 percent of our Turkish subsidiary for approximately Euro 60 million, consolidated net debt as of June 30, 2010 amounted to Euro 2,646 million (Euro 2,337 million at the end of 2009), with a ratio of net debt to EBITDA4 of 2.8X, compared with 2.7X recorded at the end of 2009 (net of the exchange rate effect, the ratio of net debt to EBITDA4 as of June 30, 2010 would have been 2.6X, down from 2.8X as of December 31, 2009).

          3  For a further discussion of free cash flow, see page 16—"Non-IAS/IFRS Measures."

          4  For a further discussion of net debt to EBITDA ratio, see page 16—"Non-IAS/IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 2010

January

        On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") completed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is U.S. $50 million for each of Series D and Series E Notes and U.S. $75 million for Series F Notes. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

February

        On February 8, 2010, we announced that we formed a long-term joint venture for the Australian and New Zealand markets with Essilor International. The joint venture will manage Eyebiz Pty Limited, Luxottica's Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of our retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

March

        On March 31, 2010, we announced a three-year renewal of our exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

        On March 31, 2010, we announced a five-year extension of the license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The term of the new agreement is through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

April

        On April 16, 2010, we announced that starting with fiscal year 2010 and for all future reporting periods we will report in all financial communications, including reports to the United States Securities and Exchange Commission ("SEC"), our financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IAS/IFRS"). Up to

and including the 2009 fiscal year, we had been reporting our financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        Since 2005, we have also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law and we have provided the financial community with a reconciliation of our U.S. GAAP and IFRS results on a quarterly basis.

        At the Stockholders' Meeting on April 29, 2010, the stockholders approved the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59 percent increase. The aggregate dividend amount is approximately Euro 160 million.

May

        On May 27, 2010, we announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The new agreement will run from January 1, 2011 to December 31, 2020.

        In May 2010, we completed the acquisition of the 35.16 percent interest held by minority stockholders in Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, ("Luxottica Turkey") our Turkey-based subsidiary, for approximately Euro 61.8 million, bringing our ownership in this subsidiary to 100 percent.

June

        During the first six months of 2010, we purchased on the Mercato Telematico Azionario ("MTA") 1,471,712 of our ordinary shares at an average price of Euro 19.77 for a total amount of Euro 29,096,776 pursuant to the share purchase program approved at the Stockholders' Meeting on October 29, 2009, and launched on November 16, 2009.

        In parallel, our subsidiary, Arnette Optic Illusions, Inc., sold during the same period on the MTA 1,415,000 of our treasury shares at an average price of Euro 19.64 for a total amount of Euro 27,784,389.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.1 billion in 2009, approximately 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Condensed Consolidated Half Year Report as of June 30, 2010 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3320 in the first six months of 2009 to Euro 1.00 = U.S. $1.3268 in the same period of 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	Six months ended June 30,

Values in thousands of Euro	2010	% of net sales	2009	% of net sales

Net sales	2,986,811	100.0%	2,713,960	100.0%
Cost of sales	1,029,545	34.5%	931,696	34.3%

Gross profit	1,957,265	65.5%	1,782,264	65.7%

Selling	937,529	31.4%	869,242	32.0%
Royalties	52,500	1.8%	54,166	2.0%
Advertising	196,488	6.6%	172,164	6.3%
General and administrative	299,640	10.0%	288,010	10.6%
Intangibles amortization	41,533	1.4%	41,195	1.5%
Total operating expenses	1,527,690	51.1%	1,424,777	52.5%

Income from operations	429,576	14.4%	357,487	13.2%

Other income/(expense)
Interest income	3,282	0.1%	3,368	0.1%
Interest expense	(51,571)	1.7%	(49,644)	1.8%
Other—net	(4,752)	0.2%	(3,992)	0.1%

Income before provision for income taxes	376,535	12.6%	307,218	11.3%

Provision for income taxes	(127,973)	4.3%	(109,166)	4.0%

Net income	248,561	8.3%	198,052	7.3%

Attributable to
—Luxottica Group stockholders	245,142	8.2%	194,085	7.2%
—noncontrolling interests	3,419	0.1%	3,967	0.1%

NET INCOME	248,561	8.3%	198,052	7.3%

        Net Sales.    Net sales increased by Euro 272.8 million, or 10.1 percent, to Euro 2,986.8 million in the first six months of 2010 from Euro 2,714.0 million in the same period of 2009. Euro 127.7 million of such increase is attributable to the increased sales in the manufacturing and wholesale distribution segment in the first six months of 2010 as compared to the same period in 2009 and to increased sales in the retail distribution segment of Euro 145.1 million for the same period.

        Net sales for the retail distribution segment increased by Euro 145.1 million, or 8.9 percent, to Euro 1,782.1 million in the first six months of 2010 from Euro 1,637.0 million in the same period in 2009. The increase in net sales for the period is partially attributable to an approximately 3 percent improvement in comparable store sales5. In particular we saw a 4.5 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 11.4 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which

          5  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

we conduct business, in particular due to the strengthening of the Australian Dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 52.9 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 127.7 million, or 11.9 percent, to Euro 1,204.7 million in the first six months of 2010 from Euro 1,077.0 million in the same period in 2009. This increase is mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Bvlgari, Ralph Lauren and Chanel. These sales volume increases occurred in most of the markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular due to a strengthening of the Australian Dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian Dollar and the Japanese Yen, while the U.S. Dollar remained relatively stable compared to the Euro, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 37.2 million.

        In the first six months of 2010, net sales in the retail distribution segment accounted for approximately 59.7 percent of total net sales, as compared to approximately 60.3 percent of total net sales for the same period in 2009. This decrease in sales as a percentage of total net sales for the retail distribution segment is primarily attributable to an 11.9 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period of 2009 compared to an increase of 8.9 percent in the retail distribution segment compared to the same period of 2009.

        In the first six months of 2010, net sales in our retail distribution segment in the United States and Canada comprised 83.1 percent of our total net sales in this segment as compared to 84.1 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 7.1 percent to U.S. $1,964.0 million in the first six months of 2010 from U.S. $1,833.2 million for the same period in 2009, due to sales volume increases. During the first six months of 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 16.9 percent of our total net sales in the retail distribution segment and increased by 15.8 percent to Euro 301.9 million in the first six months of 2010 from Euro 260.7 million, or 15.9 percent of our total net sales in the retail distribution segment for the same period in 2009, mainly due to positive currency fluctuation effects.

        In the first six months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 622.0 million, comprising 51.6 percent of our total net sales in this segment, compared to Euro 574.3 million or 53.3 percent of total net sales in the segment, in the same period in 2009. The increase of Euro 47.7 million in the first six months of 2010 compared to the same period of 2009 constituted an 8.3 percent increase in net sales to third parties in Europe, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $366.2 million and comprised 22.9 percent of our total net sales in this segment in the first six months of 2010, compared to U.S. $343.7 million, or 24.0 percent of total net sales in the segment, in the same period of 2009. The increase of U.S. $22.5 million in the first six months of 2010 compared to the same period of 2009 constituted an increase, in U.S. dollars, of 6.6 percent in net sales in this segment in the United States and Canada, due to a general increase in consumer demand. In the first six months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 306.7 million, comprising 25.5 percent of our total net sales in this segment, compared to Euro 244.6 million or 22.7 percent of our net sales in this segment, in the same period of 2009. The increase of Euro 62.0 million in the first six months of 2010 compared to the same period of 2009 constituted a 25.4 percent increase in this segment in the rest of the world due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 97.8 million, or 10.5 percent, to Euro 1,029.5 million in the first six months of 2010 from Euro 931.7 million in the same period of 2009,

essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales increased to 34.5 percent in the first six months of 2010, as compared to 34.3 percent in the same period of 2009. In the first six months of 2010, the average number of frames produced daily in our facilities increased to approximately 233,300, as compared to about 198,600 in the same period of 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 175.0 million, or 9.8 percent, to Euro 1,957.3 million in the first six months of 2010 from Euro 1,782.3 million in the same period of 2009. As a percentage of net sales, gross profit decreased to 65.5 percent in the first six months of 2010 from 65.7 percent in the same period of 2009, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 102.9 million, or 7.2 percent, to Euro 1,527.7 million in the first six months of 2010 from Euro 1,424.8 million in the same period of 2009, primarily due to the currency fluctuation effects, in particular due to the strengthening of the Australian Dollar against the Euro. As a percentage of net sales, operating expenses decreased to 51.1 percent in the first six months of 2010 from 52.5 percent in the same period of 2009.

        Selling and advertising expenses (including royalty expenses) increased by Euro 90.9 million, or 8.3 percent, to Euro 1,186.5 million in the first six months of 2010 from Euro 1,095.6 million in the same period of 2009. Selling expenses increased by Euro 68.3 million or 7.9 percent. Advertising expenses increased by Euro 24.3 million or 14.1 percent. Royalties decreased by Euro 1.7 million, or 3.1 percent. As a percentage of net sales, selling and advertising expenses decreased to 39.7 percent in the first six months of 2010 compared to 40.4 percent for the same period of 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

        General and administrative expenses, including intangible asset amortization increased by Euro 12.0 million, to Euro 341.2 million in the first six months of 2010 compared to Euro 329.2 million in the same period of 2009, mainly due to currency fluctuation effects.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 72.1 million, or 20.2 percent, to Euro 429.6 million in the first six months of 2010 from Euro 357.5 million in the same period of 2009. As a percentage of net sales, income from operations increased to 14.4 percent in the first six months of 2010 from 13.2 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (53.0) million in the first six months of 2010 compared to Euro (50.3) million in the same period of 2009. Net interest expense increased to Euro 48.3 million in the first six months of 2010 compared to Euro 46.3 million in the same period of 2009, mainly attributable to an increase in the cost of our indebtedness.

        Net Income.    Income before taxes increased by Euro 69.3 million, or 22.6 percent, to Euro 376.5 million in the first six months of 2010 from Euro 307.2 million in the same period of 2009 for the reasons described above. As a percentage of net sales, income before taxes increased to 12.6 percent in the first six months of 2010 from 11.3 percent in the same period of 2009. Net income attributable to noncontrolling interests decreased to Euro 3.4 million in the first six months of 2010 as compared to Euro 4.0 million in the same period of 2009. Our effective tax rate was 34.0 percent in the first six months of 2010, compared to 35.5 percent in the same period of 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 51.1 million, or 26.3 percent, to Euro 245.1 million in the first six months of 2010 from Euro 194.1 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.2 percent in the first six months of 2010 from 7.2 percent in the same period of 2009.

        Basic earnings per share were Euro 0.53 in the first six months of 2010 as compared to Euro 0.42 in the same period of 2009. Diluted earnings per share were Euro 0.53 in the first six months of 2010 compared to Euro 0.42 in the same period of 2009.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended June 30,

Values in thousands of Euro	2010	% of net sales	2009	% of net sales

Net sales	1,595,124	100.0%	1,401,626	100.0%
Cost of sales	529,756	33.2%	480,708	34.3%

Gross profit	1,065,367	66.8%	920,918	65.7%

Selling	484,763	30.4%	428,354	30.6%
Royalties	27,632	1.7%	28,354	2.0%
Advertising	115,345	7.2%	92,887	6.6%
General and administrative	157,875	9.9%	147,831	10.5%
Intangibles amortization	21,422	1.3%	20,179	1.4%
Total operating expenses	807,037	50.6%	717,604	51.2%

Income from operations	258,330	16.2%	203,314	14.5%

Other income/(expense)
Interest income	1,245	0.1%	1,364	0.1%
Interest expense	(26,932)	1.7%	(19,824)	1.4%
Other—net	(3,934)	0.2%	(2,388)	0.2%

Income before provision for income taxes	228,708	14.3%	182,467	13.0%

Provision for income taxes	(77,813)	4.9%	(65,751)	4.7%

Net income	150,896	9.5%	116,716	8.3%

Attributable to
—Luxottica Group stockholders	150,052	9.4%	115,336	8.2%
—noncontrolling interests	843	0.1%	1,381	0.1%

NET INCOME	150,896	9.5%	116,716	8.3%

        Net Sales.    Net sales increased by Euro 193.5 million, or 13.8 percent, to Euro 1,595.1 million during the three-month period ended June 30, 2010, from Euro 1,401.6 million in the same period of 2009. Euro 75.8 million of such increase is attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended June 30, 2010, as compared to the same period in 2009 and to the increase in net sales in the retail distribution segment of Euro 117.8 million for the same period.

        Net sales for the retail distribution segment increased by Euro 117.8 million, or 14.3 percent, to Euro 944.0 million during the three-month period ended June 30, 2010, from Euro 826.2 million in the same period in 2009. The increase in net sales for the period is partially attributable to an approximately

3 percent improvement in comparable store sales6. In particular we saw a 4.4 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 10.8 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to the strengthening of the U.S. dollar and the Australian Dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 71.1 million.

          6  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 75.8 million, or 13.2 percent, to Euro 651.2 million during the three-month period ended June 30, 2010, from Euro 575.4 million in the same period in 2009. This increase is mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Bvlgari, Ralph Lauren and Chanel. These sales volume increases occurred in most of the markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular due to a strengthening of the U.S. Dollar and Australian Dollar as well as other minor currencies, including but not limited to the Brazilian Real, the Canadian Dollar and the Japanese Yen compared to the Euro, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 31.1 million.

        During the three-month period ended June 30, 2010, net sales in the retail distribution segment accounted for approximately 59.2 percent of total net sales, as compared to approximately 58.9 percent of total net sales for the same period in 2009. This increase in sales as a percentage of total net sales for the retail distribution segment is primarily attributable to the positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment than net sales for the manufacturing and wholesale distribution segment.

        During the three-month period ended June 30, 2010, net sales in our retail distribution segment in the United States and Canada comprised 83.5 percent of our total net sales in this segment as compared to 83.6 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 7.1 percent to U.S. $1,007.0 million during the three-month period ended June 30, 2010, from U.S. $940.4 million for the same period in 2009, due to sales volume increases. During the three-month period ended June 30, 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 16.5 percent of our total net sales in the retail distribution segment and increased by 15.2 percent to Euro 155.8 million during the three-month period ended June 30, 2010 from Euro 135.3 million, or 16.4 percent, for the same period in 2009, mainly due to positive currency fluctuation effects.

        During the three-month period ended June 30, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 326.6 million, comprising 50.2 percent of our total net sales in this segment, compared to Euro 305.2 million, or 53.0 percent of total net sales in the segment, in the same period in 2009. The increase of Euro 21.5 million during the three-month period ended June 30, 2010, compared to the same period of 2009 constituted a 7.0 percent increase in net sales to third parties in Europe, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $203.7 million and comprised 24.3 percent of our total net sales in this segment during the three-month period ended June 30, 2010, compared to U.S. $185.4 million, or 23.7 percent of total net sales in the segment, in the same period of 2009. The increase of U.S. $18.3 million during the three-month period ended June 30, 2010, compared to the same period of 2009 constituted an increase, in U.S. dollars, of 9.8 percent in net sales in this segment in the United States and Canada, due to a general increase in consumer demand. During the three-month period ended June 30, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 166.0 million, comprising 25.5 percent of our total net sales in this segment, compared to Euro 133.7 million in the same period of 2009, or 23.2 percent of our net sales in this segment. The increase of Euro 32.3 million during the three-month period ended June 30, 2010, compared to the same period of 2009 constituted a 24.2 percent increase in this segment in the rest of the world due to a general increase in consumer demand as well as positive currency fluctuation effects.

        Cost of Sales.    Cost of sales increased by Euro 49.0 million, or 10.2 percent, to Euro 529.8 million during the three-month period ended June 30, 2010, from Euro 480.7 million in the same period of 2009. As a percentage of net sales, cost of sales decreased to 33.2 percent during the three-month period ended June 30, 2010, as compared to 34.3 percent in the same period of 2009, due to the positive effect of the selling price mix, which consisted of more sales of higher margin products. During the three-month period ended June 30, 2010, the average number of frames produced daily in our facilities increased to approximately 243,200, as compared to 208,100 in the same period of 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 144.4 million, or 15.7 percent, to Euro 1,065.4 million during the three-month period ended June 30, 2010, from Euro 920.9 million in the same period of 2009. As a percentage of net sales, gross profit increased to 66.8 percent during the three-month period ended June 30, 2010, from 65.7 percent in the same period of 2009, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 89.4 million, or 12.5 percent, to Euro 807.0 million during the three-month period ended June 30, 2010, from Euro 717.6 million in the same period of 2009, mainly due to the currency fluctuation effects, in particular due to the strengthening of the U.S. Dollar and the Australian Dollar against the Euro. As a percentage of net sales, operating expenses decreased to 50.6 percent during the three-month period ended June 30, 2010, from 51.2 percent in the same period of 2009, primarily due to an increase in sales while keeping strong cost controls over general and administrative expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 78.1 million, or 14.2 percent, to Euro 627.7 million during the three-month period ended June 30, 2010, from Euro 549.6 million in the same period of 2009. Selling expenses increased by Euro 56.4 million, or 13.2 percent. Advertising expenses increased by Euro 22.5 million, or 24.2 percent. Royalties decreased by Euro 0.7 million, or 2.5 percent. As a percentage of net sales, selling and advertising expenses remained substantially flat at 39.4 percent during the three-month period ended June 30, 2010, compared to 39.2 percent for the same period of 2009.

        General and administrative expenses, including intangible asset amortization, increased at Euro 179.3 million during the three-month period ended June 30, 2010, compared to Euro 168.0 million in the same period of 2009. As a percentage of net sales, general and administrative expenses decreased from 12.0 percent to 11.2 percent.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 55.0 million, or 27.1 percent, to Euro 258.3 million during the three-month period ended June 30, 2010, from Euro 203.3 million in the same period of 2009. As a percentage of net sales, income from operations increased to 16.2 percent during the three-month period ended June 30, 2010, from 14.5 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (29.6) million during the three-month period ended June 30, 2010, compared to Euro (20.8) million in the same period of 2009. Net interest expense increased to Euro 25.7 million during the three-month period ended June 30, 2010, compared to Euro 18.5 million in the same period of 2009, mainly attributable to an increase in the cost of our indebtedness as well as the strengthening of the U.S. Dollar as compared to the Euro.

        Net Income.    Income before taxes increased by Euro 46.2 million, or 25.3 percent, to Euro 228.7 million during the three-month period ended June 30, 2010, from Euro 182.5 million in the same period of 2009 for the reasons described above. As a percentage of net sales, income before taxes increased to 14.3 percent during the three-month period ended June 30, 2010, from 13.0 percent in the same period of 2009. Net income attributable to noncontrolling interests decreased to Euro 0.8 million during the three-month period ended June 30, 2010, compared to Euro 1.4 million in the same period of 2009. Our effective tax rate was 34.0 percent during the three-month period ended June 30, 2010, compared to 36.0 percent in the same period of 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 34.7 million, or 30.1 percent, to Euro 150.1 million during the three-month period ended June 30, 2010, from Euro 115.3 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.4 percent during the three-month period ended June 30, 2010, from 8.2 percent in the same period of 2009.

        Basic earnings per share were Euro 0.33 during the three-month period ended June 30, 2010, as compared to Euro 0.25 in the same period of 2009. Diluted earnings per share were Euro 0.33 during the three-month period ended June 30, 2010, compared to Euro 0.25 in the same period of 2009.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of June 30, 2010	As of June 30, 2009
		(unaudited) (thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	380,081	288,450
B)	Cash provided by operating activities	283,536	415,785
C)	Cash used in investing activities	(170,773)	(92,693)
D)	Cash used in financing activities	(211,407)	(157,927)
	Change in bank overdrafts	15,600	(149,571)
	Effect of exchange rate changes on cash and cash equivalents	40,612	6,278
E)	Net change in cash and cash equivalents	(42,432)	21,872

F)	Cash and cash equivalents at the end of the period	337,649	310,322

        Operating activities.    Our cash provided by operating activities was Euro 283.5 million and Euro 415.8 million for the first six months of 2010 and 2009, respectively. The Euro 132.3 million decrease for the first six months of 2010 as compared to the same period in 2009 was primarily attributable to:

  •
  Cash used in accounts receivable was Euro (162.8) million in the first six months of 2010 compared to Euro (107.5) million in the same period of 2009. This change is primarily due to an increase in sales volume in the first six months of 2010 compared to the same period of 2009.

  •
  Cash generated/(used) in accounts payable was Euro 20.6 million in the first six months of 2010 compared to Euro (14.5) million in the same period of 2009. This change is mainly due to an increase of purchases at our Italian manufacturing facilities, maintaining our vendor payment terms.

  •
  Cash generated by other assets/liabilities was Euro 4.0 million in the first six months of 2010 compared to Euro 140.3 million in the same period of 2009. The cash generated in the first six months of 2009 is primarily due to (i) the collection of certain tax receivables of certain U.S. subsidiaries of Euro 46.6 million and (ii) the use of certain tax receivables of Euro 64.8 million to offset the tax liabilities for the period.

        Investing activities.    Our cash (used in) investing activities was Euro (170.8) million for the first six months of 2010 compared to Euro (92.7) million for the same period in 2009. The cash (used in) investing activities primarily consists of (i) Euro (82.9) million in capital expenditures in the first six months of 2010 compared to Euro (89.5) million in the same period of 2009, (ii) the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L. for Euro (20.7) million which occurred in the first six months of 2010, and (iii) the purchase of the remaining minority interest of Luxottica Turkey for a total amount of Euro (61.8) million.

        Financing activities.    Our cash provided by/(used in) financing activities for the first three months of 2010 and 2009 was Euro (211.4) million and Euro (157.9) million, respectively. Cash provided by/(used in) financing activities for the first six months of 2010 consisted primarily of the proceeds of Euro 281.9 million from long-term debt borrowings, of dividend payments of Euro (169.3) million and of Euro (301.4) million used to repay long-term debt expiring during the first six months of 2010. Cash provided by/(used in) financing activities for the first six months of 2009 consisted primarily of the proceeds of Euro 535.0 million from long-term debt borrowings, Euro (51.2) million to repay bank overdrafts and Euro (642.6) million in cash used to repay long-term debt expiring during the first six months of 2009.

OUR CONSOLIDATED BALANCE SHEET

In accordance with IAS/IFRS

	June 30, 2010 (unaudited)	December 31, 2009 (audited)
	(thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	337,649	380,081
Accounts receivable—net	834,556	618,884
Inventories—net	570,536	524,663
Other assets	241,015	198,365

Total current assets	1,983,755	1,721,993
NON CURRENT ASSETS:
Property, plant and equipment—net	1,235,247	1,149,972
Goodwill	3,054,463	2,688,835
Intangible assets—net	1,269,734	1,149,880
Investments	53,425	46,317
Other assets	153,079	147,591
Deferred tax assets	408,041	356,706

Total non-current assets	6,173,989	5,539,301

TOTAL ASSETS	8,157,744	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	176,215	148,951
Current portion of long-term debt	219,616	166,279
Accounts payable	480,306	434,604
Income taxes payable	42,812	11,204
Other liabilities	540,068	554,136

Total current liabilities	1,459,017	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	2,587,402	2,401,796
Liability for termination indemnity	46,358	44,633
Deferred tax liabilities	447,554	396,048
Other liabilities	412,436	350,028

Total non-current liabilities	3,493,750	3,192,505
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,192,943	2,737,239
Noncontrolling interests	12,034	16,376

Total stockholders' equity	3,204,977	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,157,744	7,261,294

        As of June 30, 2010, total assets increased by Euro 896.4 million to Euro 8,157.7 million compared to Euro 7,261.3 million as of December 31, 2009.

        In the first six months of 2010, non-current assets increased by Euro 634.7 million. This increase was due to increases in net intangible assets (Euro 485.5 million increase), property, plant and equipment—net (Euro 85.3 million increase), deferred tax assets (Euro 51.3 million increase), investments (Euro 7.1 million increase) and other assets (Euro 5.5 million increase).

        The increase in net intangible assets is primarily due to the positive effects of foreign currency fluctuations of Euro 511.2 million, partially offset by the amortization for the period of Euro 43.2 million.

        The increase in property, plant and equipment is primarily due to positive currency fluctuation effects of Euro 127.5 million and additions during the period of Euro 82.9 million, partially offset by depreciation of Euro 105.2 million for the period.

        As of June 30, 2010, as compared to December 31, 2009:

  •
  Accounts receivable increased by Euro 215.7 million due to the seasonality of our business, which results in most of our net sales occurring in the first part of the calendar year and a corresponding increase in accounts receivable;

  •
  Inventory increased by Euro 45.9 million mainly due to currency fluctuation effects;

  •
  Other current assets increased by Euro 42.7 million mainly due to (i) an increase of Euro 25.9 million in securities portfolio which amounts, as of December 31, 2009, were not invested and were held as cash and cash equivalents and (ii) an increase of Euro 15.0 million in other current receivables due to the mark to market of certain new foreign currency contracts with a total notional amount of U.S. $200.0 million.

  •
  Other non-current liabilities increased by Euro 62.4 million due to increasing liabilities for certain pension plans and for interest rate derivatives related to a decrease in interest rates compared to December 31, 2009.

Our net financial position as of June 30, 2010, and December 31, 2009 is as follows:

(thousands of Euro)	June 30, 2010 (unaudited)	December 31, 2009 (audited)

Cash and cash equivalents	337,649	380,081
Bank overdrafts	(176,215)	(148,951)
Current portion of long-term debt	(219,616)	(166,279)
Long-term debt	(2,587,402)	(2,401,796)

Total	(2,645,583)	(2,336,945)

        Bank overdrafts consist of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of June 30, 2010, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 444.0 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of June 30, 2010, we had utilized Euro 0.2 million of these credit lines.

        As of June 30, 2010, Luxottica US Holdings maintained unsecured lines of credit for an aggregate maximum availability of Euro 105.9 million (U.S. $130.1 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At June 30, 2010, these lines were not used.

        As of June 30, 2010, the current portion of long-term debt has increased compared to December 31, 2009, due to the reclassification of the portion of the debt maturing in the first six months of 2011 as short-term debt.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details on the related party transactions, please refer to Note 27 to the Notes to the Condensed Consolidated Half Year Financial Report as of June 30, 2010 (unaudited).

5.     SUBSEQUENT EVENTS

        On July 26, 2010, the Board of Directors approved the purchase of the minority stockholder interests in Sunglass Hut UK for a total purchase price of GBP 27.8 million, which will bring our ownership in this subsidiary to 100 percent.

6.     2010 OUTLOOK

        Based on current market conditions, management believes that the second half of 2010 will be more normal for our business than in the prior year.

        Management believes that the benefits expected from the investments and initiatives carried out during the past two years will be fully realized in 2010, due in part to a much more flexible and efficient cost structure and organization than in the past. In addition, in 2010, we will continue to invest in our infrastructure, with the goal of creating a truly common platform shared by our operations throughout the world, which is essential to support our future growth.

NON-IAS/IFRS MEASURES

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before noncontrolling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

	2Q 2010	2Q 2009	H1 2010	H1 2009	FY09	LTM June 30, 2010
	(Millions of Euro)

Net income/(loss)	150.1	115.3	245.1	194.1	299.1	350.2
(+)
Net income attributable to noncontrolling interest	0.8	1.4	3.4	4.0	5.8	5.2
(+)
Provision for income taxes	77.8	65.8	128.0	109.2	159.9	178.7
(+)
Other (income)/expense	29.6	20.8	53.0	50.3	106.3	109.1
(+)
Depreciation & amortization	77.0	71.2	148.4	144.0	285.4	289.9
(+)

EBITDA	335.4	274.5	578.0	501.5	856.5	933.0
(=)
Net sales	1,595.1	1,401.6	2,986.8	2,714.0	5,094.3	5,367.2
(/)
EBITDA margin	21.0%	19.6%	19.4%	18.5%	16.8%	17.4%
(=)

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this presentation in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

Three months ended June 30, 2010
(Millions of Euro)

EBITDA(1)	335.4
Δ working capital	(29.5)
Capex	(51.2)

Operating cash flow	254.7
Financial charges(2)	(25.7)
Taxes	(64.8)
Extraordinary charges(3)	(4.0)

Free cash flow	160.2

1.
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2.
Equals interest income minus interest expense

3.
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this presentation in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

	June 30, 2010	Dec 31, 2009
	(Millions of Euro)

Long-term debt	2,587.4	2,401.8
(+)
Current portion of long-term debt (+)	219.6	166.3
(+)
Bank overdrafts (+)	176.2	149.0
Cash (-)	(337.6)	(380.1)

Net debt (=)	2,645.6	2,336.9
LTM EBITDA	933.0	856.5
Net debt/LTM EBITDA	2.8x	2.7x

Net debt @ avg. exchange rates(1)	2,447.6	2,381.7
Net debt @ avg. exchange rates(1)/LTM EBITDA	2.6x	2.8x

1.
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS—IAS/IFRS

		June 30, 2010 (unaudited)	December 31, 2009 (audited)
	Footnote reference
		(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	337,649	380,081
Accounts receivable—net	6	834,556	618,884
Inventories—net	7	570,536	524,663
Other assets	8	241,015	198,365

Total current assets		1,983,755	1,721,993
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,235,247	1,149,972
Goodwill	10	3,054,463	2,688,835
Intangible assets—net	10	1,269,734	1,149,880
Investments	11	53,425	46,317
Other assets	12	153,079	147,591
Deferred tax assets	13	408,041	356,706

Total non-current assets		6,173,989	5,539,301

TOTAL ASSETS		8,157,744	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	14	176,215	148,951
Current portion of long-term debt	15	219,616	166,279
Accounts payable	16	480,306	434,604
Income taxes payable	17	42,812	11,204
Other liabilities	18	540,068	554,136

Total current liabilities		1,459,017	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	19	2,587,402	2,401,796
Liability for termination indemnities	20	46,358	44,633
Deferred tax liabilities	21	447,554	396,048
Other liabilities	22	412,436	350,028

Total non-current liabilities		3,493,750	3,192,505
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity	23	3,192,943	2,737,239
Noncontrolling interests	24	12,034	16,376

Total stockholders' equity		3,204,977	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,157,744	7,261,294

STATEMENT OF CONSOLIDATED INCOME—IAS/IFRS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	Footnote reference	2010	2009
		(Thousands of Euro)(1)

Net sales	25	2,986,811	2,713,960
Cost of sales	25	1,029,545	931,696

Gross profit		1,957,265	1,782,264

Selling	25	937,529	869,242
Royalties	25	52,500	54,166
Advertising	25	196,488	172,164
General and administrative	25	299,640	288,010
Intangibles amortization	25	41,533	41,195
Total operating expenses		1,527,690	1,424,777

Income from operations		429,576	357,487

Other income/(expense)
Interest income	25	3,282	3,368
Interest expense	25	(51,571)	(49,644)
Other—net	25	(4,752)	(3,992)

Income before provision for income taxes		376,535	307,218

Provision for income taxes	25	(127,973)	(109,166)

Net income		248,561	198,052

Of which attributable to:
—Luxottica Group stockholders	25	245,142	194,085
—Noncontrolling interests	25	3,419	3,967

NET INCOME		248,561	198,052

Weighted average number of shares outstanding:
Basic		458,551,310	457,054,182
Diluted		460,301,289	457,283,843
EPS
Basic		0.53	0.42
Diluted		0.53	0.42

(1)
Amounts in thousands except per share data

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)
	(Thousands of Euro)

Net income	248,561	198,052
Other comprehensive income:
Cash flow hedge—net of tax	(12,194)	12,647
Currency translation differences	369,073	26,668
Actuarial gain/(loss) on postemployment benefit obligations	(1,873)	374
Total other comprehensive income—net of tax	355,006	39,689

Total comprehensive income for the period	603,567	237,741

Attributable to:
—Luxottica Group stockholders' equity	599,223	233,757
—Noncontrolling interests	4,344	3,984

Total comprehensive income for the period	603,567	237,741

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY—IFRS/IAS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other
	Number of shares	Amount	Legal reserve		Retained earnings	Stock-Options reserve		Treasury shares	Stockholders' equity	Non controlling interests
	(Thousands of Euro)

Balances, January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net income	—	—	—	—	194,085	—	—	—	194,085	3,967
Other comprehensive income:	—	—	—	—	—	—	—	—	—	—
Currency translation differences and other	—	—	—	—	—	—	26,651	—	26,651	17
Cash flow hedge—net of tax	—	—	—	—	12,647	—	—	—	12,647	—
Actuarial gains/(losses)	—	—	—	—	374	—	—	—	374	—

Total comprehensive income as of June 30, 2009	—	—	—	—	207,106	—	26,651	—	233,757	3,984

Exercise of stock options	169,500	10	—	1,669	—	—	—	—	1,679	—
Non-cash stock-based compensation	—	—	—	—	—	10,244	—	—	10,244	—
Change in controlling interest in subsidiary	—	—	—	—	—	—	—	—	—	(812)
Dividends	—	—	—	—	—	—	—	—	—	(796)
Allocation to legal reserve	—	—	7	—	(7)	—	—	—	—	—

Balances, June 30, 2009	463,537,733	27,812	5,561	140,092	2,883,650	108,202	(403,896)	(69,987)	2,691,436	16,105

Balances, January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	245,142	—	—	—	245,142	3,419
Other comprehensive income:	—	—	—	—	—	—	—	—		—
Currency translation differences and other	—	—	—	—	—	—	368,148	—	368,148	925
Cash flow hedge—net of tax	—	—	—	—	(12,194)	—	—	—	(12,194)	—
Actuarial gain/(loss) on postemployment benefit obligations net of tax effect of Euro 0.7 million	—	—	—	—	(1,873)	—	—	—	(1,873)	—

Total comprehensive income as of June 30, 2010	—	—	—	—	231,077	—	368,148	—	599,223	4,344

Exercise of stock options	689,900	41	—	8,956	—	—	—	—	8,997	—
Non-cash stock-based compensation net of tax effect of Euro 0.8 million	—	—	—	—	—	12,859	—	—	12,859	—
Investment in treasury shares including tax effect of Euro 6.1 million	—	—	—	10,004	—	—	—	(14,749)	(4,745)	—
Dividends (euro 0.35 by share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(8,686)
Allocation to legal reserve	—	—	17	—	(17)	—	—	—	—	—

Balances, June 30, 2010	465,076,283	27,904	5,578	185,872	2,970,643	137,422	(37,012)	(97,462)	3,192,943	12,034

STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE SIX MONTHS

ENDED JUNE 30, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	2010	2009
	(Thousands of Euro)

Net income	248,561	198,052
Stock-based compensation	13,675	10,244
Depreciation and amortization	148,421	144,012
Net loss on disposals of fixed assets and other	4,627	7,098
Other non-cash items	(17,609)	7,954
Changes in accounts receivable	(162,755)	(107,544)
Changes in inventories	402	38,193
Changes in accounts payable	20,628	(14,492)
Changes in other assets/liabilities	(4,021)	140,323
Changes in income taxes payable	23,564	(8,055)
Total adjustments	34,974	217,733
Cash provided by operating activities	283,535	415,785
Property, plant and equipment
—Additions	(82,889)	(89,502)
—Disposals	—	—
Purchases of businesses net of cash acquired	(74,320)	(2,775)
Sales of businesses net of cash disposed	7,120	—
Investments in equity investees	(20,684)	—
Changes in intangible assets	—	(416)

Cash used in investing activities	(170,773)	(92,693)

 STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE SIX MONTHS

ENDED JUNE 30, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	2010	2009
	(Thousands of Euro)

Long-term debt:
—Proceeds	281,893	535,000
—Repayments	(301,439)	(642,572)
Decrease in overdraft balances	(7,043)	(51,238)
Exercise of stock options	8,996	1,679
Sale of treasury shares	1,360	—
Dividends	(169,316)	(796)
Securities portfolio	(25,858)	—

Cash used in financing activities	(211,407)	(157,927)

Decrease in cash and cash equivalents	(98,644)	165,165

Cash and cash equivalents, beginning of the period	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	40,612	6,278

Cash and cash equivalents, end of the period	288,592	199,869

Supplemental disclosure of cash flows information:

	2010	2009

Cash paid during the period for interest	59,815	43,994
Cash paid during the period for income taxes	93,072	(10,368)

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated cash flows and the balance of cash and cash equivalents according to the balance sheets:

	2010	2009

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	288,592	199,869
Bank overdrafts	49,057	110,453
Cash and cash equivalents according to the consolidated balance sheets	337,649	310,322

Luxottica Group S.p.A.

Headquarters and registered office    •    via Cantù, 2—20123 Milan, Italy
 Capital Stock: € 27,904,576.98
authorized and issued

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT
As of JUNE 30, 2010
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at via Cantù 2, Milan (Italy).

        The Company is controlled by Delfin S.à.r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo del Vecchio, controls Delfin S.à.r.l.

        The Company's Board of Directors approved this condensed consolidated half year financial report (hereinafter referred to as the "Half Year Financial Report") for publication at its meeting on July 26, 2010.

        The financial statements included in this Half Year Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Half Year Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998.

        The financial statements included in the Half Year Financial Report (the "Half Year Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the income statement, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

        Certain prior year financial statement items have been reclassified in order to be comparable with those of the current year.

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2010 the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB.

        On April 16, 2009, the IASB issued a series of amendments to IAS/IFRS, which the relevant European Union ("EU") bodies endorsed on March 23, 2010. Such amendments apply from and after January 1, 2010 and include the following:

    •
    IFRS 2—Share-based Payment: this amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

    •
    IFRS 5—Non-current Assets Held for Sale and Discontinued Operations: this amendment clarifies that IFRS 5 and the other IAS/IFRS standards that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations set forth all required disclosures for these types of assets or operations.

    •
    IFRS 8—Operating Segments: this amendment requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making operation. This disclosure was previously required even if such condition was not met.

    •
    IAS 1—Presentation of Financial Statements: this amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

    •
    IAS 7—Statement of Cash Flows: this amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

    •
    IAS 17—Leasing: with this change, the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, are extended to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

    •
    IAS 18—Revenue: this revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

      of an entity as principal or agent determines how revenue is recognized; if it acts as agent, revenue may be recognized solely from commissions.

    •
    IAS 36—Impairment of Assets: this amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard.

    •
    IAS 38—Intangible Assets: IFRS 3 was revised in 2008, establishing that there is enough information to calculate the fair value of an intangible asset acquired as part of a business combination if it is separable or if it arose from contractual or legal rights. IAS 38 was therefore amended to reflect this revision to IFRS 3. The amendment also clarified the measurement method to be used for the fair value of intangible assets for which there is no active market. The amendment applies as of January 1, 2010.

    •
    IAS 39—Financial Instruments: Recognition and Measurement: this amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquiror and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to obtain all the authorizations to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender's loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss.

    •
    IFRIC 9—Reassessment of Embedded Derivatives: this amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

        On June 18, 2009, IASB issued another amendment to IFRS 2—Share-based payment: group cash-settled share-based payment transactions. The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group or with the relevant amount recognized in the consolidated financial statements. This amendment is applicable as of January 1, 2010 and was endorsed by the relevant EU bodies on March 23, 2010.

4.  SEGMENT REPORTING

        In accordance with IFRS 8—"Operating Segments" the segment reporting schedules are provided below, using a reporting format, which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

4.  SEGMENT REPORTING (Continued)

        The following schedule provides information by business segment, which Group management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

        In accordance with the amendment to IFRS 8, issued on April 16, 2009 and applicable as of January 1, 2010, the total amount of assets is no longer provided for each reporting segment, as this amount is not regularly reported to the highest authority in the Group's decision-making operation.

(thousands of Euro) Six months ended June 30, (unaudited)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2010
Net sales	1,204,678	1,782,133		2,986,811
Income from Operations	277,325	224,584	(72,333)	429,576
Capital Expenditures	37,496	45,393		82,889
Depreciation and Amortization	38,223	68,666	41,533	148,421
2009
Net sales	1,076,977	1,636,984		2,713,960
Income from Operations	234,367	196,802	(73,682)	357,487
Capital Expenditures	37,223	52,279		89,502
Depreciation and Amortization	37,310	65,769	40,933	144,012

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND CASH EQUIVALENTS

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Cash at bank and post office	326,327	371,572
Checks	4,307	5,689
Cash and cash equivalents on hand	6,232	2,143
Restricted cash	783	677

Total	337,649	380,081

        Please see note 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2010, for further details on cash and cash equivalents.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

6.  ACCOUNTS RECEIVABLE—NET

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Accounts receivable	867,153	649,821
Bad debt fund	(32,597)	(30,937)

Total	834,556	618,884

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES—NET

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Raw materials	122,718	112,760
Work in process	53,880	52,368
Finished goods	488,551	440,927
Less: inventory obsolescence reserves	(94,612)	(81,392)

Total	570,536	524,663

8.  OTHER ASSETS

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Sales taxes receivable	23,032	26,104
Short-term borrowing	845	806
Accrued income	1,615	1,272
Receivables for royalties	2,638	2,229
Other financial assets	82,578	43,545
Total financial assets	110,708	73,956
Income taxes receivable	19,896	33,413
Advances to suppliers	9,333	1,545
Prepaid expenses	78,644	61,424
Other assets	22,434	28,027
Total other assets	130,307	124,409

Total other current assets	241,015	198,365

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

8.  OTHER ASSETS (Continued)

        Other financial assets is comprised of Euro 25.9 million of securities portfolio (as of December 31, 2009, such amounts were not invested and were held as cash and cash equivalents), Euro 15.3 million of receivables from foreign currency and commodity derivatives (Euro 1.0 million as of December 31, 2009) and other financial assets mainly recorded by the North American Retail division in the amount of Euro 17.3 million as of June 30, 2010 (Euro 17.2 million as of December 31, 2009).

        The decrease in income tax assets is primarily due to the offset of Euro 13.4 million of tax receivables with tax payables in the North American operations.

        The increase in prepaid expenses mainly relates to the deferral of costs for royaties paid at the beginning of the year and related to the remaining portion of the year of Euro 5.8 million and to currency fluctuation effects of Euro 5.4 million in the North American division.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

NON CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first six months of 2010 are illustrated below:

(thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2010
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)

Balance as of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972

Increases	7,733	25,221		49,935	82,889
Decreases	(402)	(1,304)		(1,704)	(3,410)
Translation differences and other	48,922	53,125		8,976	111,022
Depreciation expense	(27,226)	(56,401)	(790)	(20,810)	(105,227)

Balance as of June 30, 2010	500,546	386,435	31,567	316,699	1,235,247

Historical cost	858,199	1,009,723	39,814	617,554	2,525,290
Accumulated depreciation	(357,652)	(623,288)	(8,247)	(300,856)	(1,290,043)

Balance as of June 30, 2010	500,546	386,435	31,567	316,699	1,235,247

        Depreciation of Euro 105.2 million (Euro 101.3 million in the same period in 2009) is included in the cost of sales (Euro 29.9 million, compared to Euro 27.3 million in the same period in 2009), selling expenses (Euro 50.1 million, compared to Euro 48.9 million in the same period in 2009), advertising

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

expenses (Euro 2.4 million, compared to Euro 2.4 million in the same period in 2009) and general and administrative expenses (Euro 22.8 million, compared to Euro 22.8 million in the same period in 2009).

        Other equipment includes assets under construction of Euro 58.5 million at June 30, 2010 (Euro 49.2 million at December 31, 2009), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 253.1 million and Euro 238.5 million at June 30, 2010 and December 31, 2009, respectively.

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first six months of 2010 are illustrated below:

(thousands of Euro)	Goodwill	Trade names and Trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2010
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Balance as of January 1, 2010	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	53	2,491	1	—	485	3,030
Decreases	—	—	—	—	—	(2)	(2)
Intangible assets from business acquisitions	7,141	—	—	—	—	—	7,141
Translation differences and other	358,487	108,366	10,041	27,851	2,493	11,269	518,507
Amortization expense	—	(30,748)	(1,911)	(7,651)	(541)	(2,342)	(43,194)

Balance as of June 30, 2010	3,054,463	950,376	70,897	196,319	17,218	34,924	4,324,197

Historical cost	3,096,426	1,480,554	93,895	244,428	23,352	54,947	4,993,603
Accumulated amortization	(41,963)	(530,177)	(23,000)	(48,109)	(6,135)	(20,023)	(669,406)

Balance as of June 30, 2010	3,054,463	950,376	70,897	196,319	17,218	34,924	4,324,197

11.  INVESTMENTS

        This item amounts to Euro 53.4 million (Euro 46.3 million at December 31, 2009) and is primarily comprised of the investment in Multiopticas Internacional S.L., accounted for under the equity method.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

12.  OTHER ASSETS

        Other current assets amount to Euro 153.1 million (Euro 147.6 million at December 31, 2009) and are primarily comprised of security deposits of Euro 19.2 million (Euro 10.5 million at December 31, 2009) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 114.5 million (Euro 122.9 million at December 31, 2009).

13.  DEFERRED TAX ASSETS

        Deferred tax assets show a balance of Euro 408.0 million (Euro 356.7 million at December 31, 2009), increasing by Euro 51.3 million mainly due to currency fluctuation effects totalling Euro 45.7 million. Deferred tax assets primarily relate to tax losses carried forward and to temporary differences between the tax values and carrying amounts of inventories, intangible assets and pension funds.

LIABILITIES AND EQUITY

14.  BANK OVERDRAFTS

        Bank overdrafts at June 30, 2010 reflect current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

15.  CURRENT PORTION OF NON-CURRENT FINANCIAL LIABILITIES

        This item consists of the current portion of loans granted to the Group, as further described below in Note 19—"Non-current financial liabilities."

16.  ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Accounts payable	337,886	308,499
Invoices to be received	142,420	126,105

Total	480,306	434,604

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

17.  INCOME TAXES PAYABLE

        "Tax liabilities" include liabilities for current taxes which are certain and determined.

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Current year income taxes payable fund	57,672	27,901
Income taxes advance payment	(14,860)	(16,697)

Total	42,812	11,204

        The increase in current tax liabilities is mainly due to the offset of certain tax liabilities with certain tax receivables in certain U.S. subsidiaries which occurred in December 2009.

18.  OTHER LIABILITIES

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Premiums and discounts to suppliers	24,038	24,179
Sales commissions	2,301	1,775
Leasing rental	19,384	16,051
Accrued expenses, wages & salaries	72,106	63,565
Insurance	10,607	9,476
Sale taxes payable	55,062	36,336
Salaries payable	93,467	91,536
Due to social security authorities	16,902	21,483
Sales commissions payable	6,325	3,363
Royalties payable	2,186	1,096
Other financial liabilities	134,544	192,849

Total financial liabilities	436,922	461,709

Deferred income	1,289	1,480
Customers' right of return	32,137	27,334
Advances from customers	35,177	36,680
Other liabilities	34,543	26,933

Total liabilities	103,146	92,427

Total other current liabilities	540,068	554,136

        The increase in sale taxes payable is mainly due to the higher net sales recognized in the month of June 2010 as compared to the net sales recognized in the month of December 2009.

        The decrease in other financial liabilities is primarily due to the payment of the liability related to the acquisition of the minority stockholders' interests in the Group's Turkish subsidiary for Euro 61.8 million.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

18.  OTHER LIABILITIES (Continued)

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  Provisions for long-term insurance risk of Euro 1.9 million as of June 30, 2010 and Euro 1.9 million as of December 31, 2009;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 11.1 million (Euro 7.6 million as of December 31, 2009), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various litigated matters that have occurred in the ordinary course of business of Euro 4.2 million (Euro 1.0 million as of December 31, 2009).

        During the first six months of 2010, the Italian tax authority completed its inspection of the Company and made no significant remarks.

19.  LONG-TERM DEBT

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	545,569	544,585
Senior unsecured guaranteed notes (b)	385,116	205,297
Credit agreement with various financial institutions (c)	713,199	750,228
Credit agreement with various financial institutions for Oakley acquisition (d)	1,158,644	1,062,816
Capital lease obligations, payable in installments through 2010	1,107	970
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	3,383	4,179

Total	2,807,018	2,568,075

Less: Current maturities	219,616	166,279

Long Term Debt	2,587,402	2,401,796

        (a)   In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of June 30, 2010, this facility was not used.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility becomes an amortizing facility requiring payment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a final payment of Euro 40.0 million on the maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.249 percent as of June 30, 2010). As of June 30, 2010, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2010.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio (2.955 percent as of June 30, 2010). As of June 30, 2010, Euro 300.0 million was borrowed under this credit facility.

        (b)   On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 244.1 million at the exchange rate as of June 30, 2010) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been repaid in full. Interest on the Series C Notes accrues at 4.45 percent per annum and they mature on September 3, 2010. The Series C Notes required annual repayments beginning on September 3, 2006 through the applicable date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of June 30, 2010. In December 2005, US Holdings terminated the interest rate swap that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 8.9 million as of June 30, 2010.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

On July 1, 2008, US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of June 30, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. Series D Notes mature on January 29, 2017, Series E Notes mature on January 29, 2020 and Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of June 30, 2010. The proceeds from the 2010 Notes received on January 29, 2010, were used for general corporate purposes.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2010, was 0.644 percent for Tranche B and 0.844 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

Company was in compliance with those covenants as of June 30, 2010. Under this credit facility, Euro 714.4 million was borrowed as of June 30, 2010.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which decreased by Euro 45 million every three months starting on June 3, 2007 (the "Club Deal Swaps"). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges were highly effective.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring payments of U.S. $50 million of principal on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the agreement (0.644 percent for Facility D and 0.886 percent for Facility E on June 30, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2010. U.S. $1.35 billion was borrowed under this credit facility as of June 30, 2010.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US $700.0 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.42 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary, US Holdings, entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provide for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrues at LIBOR (as defined in the agreement) plus 1.90 percent (2.25 percent as of June 30, 2010). Under this credit facility, U.S. $75 million was borrowed as of June 30, 2010.

        (e)   Other loans consist of several small credit agreements.

        Long-term debt, including capital lease obligations, matures as follows (thousands of Euro):

(thousand of Euro)

2010	111,876
2011	312,201
2012	859,757
2013	1,169,530
2014	257
2015 and later on	349,878
IAS Adjustment	3,520

Total	2,807,018

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

        The net financial position is as follows:

		June 30, 2010 (unaudited)	December 31, 2009 (audited)
(in thousands of Euro)

A	Cash and cash equivalents	337,649	380,081
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	337,649	380,081
E	Current Investments	—	—
F	Bank overdrafts	176,215	148,951
G	Current portion of long-term debt	219,616	166,279
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	395,831	315,230
J	Non Current Liabilities (I) – (E) – (D)	58,181	(64,851)
K	Long-term debt	2,211,362	2,204,229
L	Notes payables	376,040	197,567
M	Other non current liabilities	—	—
N	Total non current liabilities (K) + (L) + (M)	2,587,402	2,401,796
O	Net Financial Position (J) + (N) – (E)	2,645,583	2,336,945

        Our net financial position with respect to related parties is not material.

20.  LIABILITY FOR TERMINATION INDEMNITY

        This item amounts to Euro 46.4 million (Euro 44.6 million at December 31, 2009). The balance primarily includes liabilities related to the post-employment benefits of the Italian companies' employees.

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amount to Euro 447.6 million and Euro 396.0 million at June 30, 2010 and December 31, 2009, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets.

22.  OTHER LIABILITIES

(thousands of Euro)	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)

Risk funds	109,874	99,050
Other liabilities	137,171	113,517
Other financial liabilities	165,391	137,461

Total	412,436	350,028

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

22.  OTHER LIABILITIES (Continued)

        The provisions for risks include:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 28.6 million (Euro 25.2 million at December 31, 2009);

  •
  accruals for various legal disputes arising from normal business activities, totaling Euro 2.9 million (Euro 3.0 million at December 31, 2009); and

  •
  accruals for tax liabilities of Euro 60.0 million (Euro 51.3 million at December 31, 2009).

        Other liabilities include the liabilities for U.S. pension funds (Euro 137.2 million, compared to Euro 113.5 million at December 31, 2009). Other financial liabilities mainly include the non-current portion of interest rate derivative liabilities (Euro 68.6 million at June 30, 2010, compared to Euro 48.6 million at December 31, 2009) and financial liabilities relating to the transaction with the subsidiary Optika Holdings (Euro 34.0 million, compared to Euro 31.2 million at December 31, 2009).

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Share capital

        The Company's share capital at June 30, 2010 amounts to Euro 27,904,576.98 and is comprised of 465,076,283 ordinary shares with a par value of Euro 0.06 each. At January 1, 2010, the share capital amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 689,900 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 41,394 in the first six months of 2010. The options exercised included 164,400 as part of the 2001 grant, 100,200 as part of the 2002 grant, 97,500 as part of the 2003 grant, 223,300 as part of the 2004 grant and 104,500 as part of the 2005 grant.

Legal reserve

        This reserve reflects the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Share premium reserve

        This reserve increases following the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equity in excess of the corresponding carrying amounts of investments in the same companies. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Treasury reserve

        Treasury reserve is equal to Euro 97.5 million (Euro 82.7 million as of December 31, 2009). The increase is due to the share buyback program approved at the stockholders' meeting on October 29, 2009 ("2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first six months of 2010, purchased on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 1,471,712 ordinary shares at an average price of Euro 19.77 per share for an aggregate amount of Euro 29,096,776.

        In parallel with the purchases of shares by the Company, Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 1,415,000 Luxottica Group ordinary shares at an average unit price of Euro 19.64 per share for an aggregate amount of Euro 27,784,389. As per IAS 32 paragraph 33, gains on sales of treasury shares by Arnette are recorded, net of the related tax effect, in "additional paid in capital". Treasury shares purchased by Luxottica Group are recorded at cost as a deduction from equity. Please refer to the statement of consolidated stockholders' equity roll-forward for further details on the amount involved.

24.  NONCONTROLLING INTERESTS

        Equity attributable to minority interests amounts to Euro 12.0 million and Euro 16.4 million at June 30, 2010 and December 31, 2009, respectively. The Euro 4.4 million decrease is primarily due to dividend payments of Euro 8.7 million, which were partially offset by the Euro 3.4 million profit for the period.

25.  NOTES TO THE CONSOLIDATED INCOME STATEMENT

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2010.

26.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments relate to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments which totaled Euro 305.7 million as of June 30, 2010 and Euro 211.1 million as of December 31, 2009.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

    required under these rental and operating agreements were Euro 1,296.9 million as of June 30, 2010 and Euro 1,304.3 million as of December 31, 2009.

  •
  other commitments which include future payments for endorsement contracts, supplier purchase and other long-term commitments mainly consist of auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc on December 4, 2009. Future payments related to those commitments were Euro 54.0 million as of June 30, 2010 and Euro 49.1 million as of December 31, 2009.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, which has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2010, the Group's maximum liability amounts to Euro 4.7 million (Euro 4.7 million at December 31, 2009).

  •
  A wholly-owned US subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.8 million (U.S. $4.6 million) at June 30, 2010 (Euro 3.8 million at December 31, 2009). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Short-Term Credit Facilities

        As of June 30, 2010 and as of December 31, 2009, the Group had unused short-term lines of credit of approximately Euro 613.6 million and Euro 529.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with banks with an aggregate maximum borrowing availability of Euro 444.0 million as of June 30, 2010 (Euro 412.0 million as of December 31, 2009). These lines of credit are renewable annually, can be cancelled on short notice and have no commitment fees. As of June 30, 2010 and as of December 31, 2009, these credit lines were utilized for Euro 0.2 million and Euro 2.0 million, respectively.

        US Holdings maintains unsecured lines of credit with three separate banks with an aggregate maximum borrowing availability of Euro 105.9 million (U.S. $130.1 million). These lines of credit have no commitment fees, are renewable annually, can be cancelled on short notice and at June 30, 2010, these lines were not used.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.80 percent.

Outstanding Standby Letters of Credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 40.6 million and Euro 29.9 million as of June 30, 2010 and December 31, 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

Litigation

        The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company's business, financial position or operating results.

Cole Consumer Class Action Lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle VisionCare, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

        Amounts paid to settle this litigation and related costs incurred for the six months ended June 30, 2010 and 2009 were not material.

Oakley Shareholder Lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008, filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The Court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court's decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court's decision. The Supreme Court denied the plaintiff's petition for review. Therefore, the appellate court's decision affirming the denial of the plaintiff's request for attorneys' fees and expenses is now final for all purposes.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

        Costs associated with this litigation incurred for the six months ended June 30, 2010 and 2009 were not material.

Fair Credit Reporting Act Litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

        Amounts paid to settle this litigation and related costs incurred for the six months ended June 30, 2010 and 2009 were not material.

Texas LensCrafters Class Action Lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys' fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters' sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from Lenscrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. Amounts paid to settle this litigation were not material. Costs associated with the litigation for the six months ended June 30, 2010 and 2009 were not material.

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

27.  RELATED PARTY TRANSACTIONS

Non-current assets

        In January 2002, the Group purchased a property to serve as its general management headquarters which was mortgaged to secure a bank loan to "Partimmo S.r.l.", a company owned by the Chairman of the Company, for a total investment of Euro 42.0 million, consisting of a purchase price of Euro 28.5 million and the remainder of leasehold improvements. The Group has stated these assets at their historical cost.

Licensing agreements

        The Group signed an exclusive worldwide licensing agreement for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original licensing agreement expired in 2009 and was renewed on March 31, 2010 for five years. For further details about this renewal, please refer to Note 1—"Operating Performance for the First Six Months of 2010" of the Management Report on the Interim Financial Results as of June 30, 2010. The Group paid RBA Euro 0.6 million in the first six months of 2010 and Euro 0.2 million in the first six months of 2009.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date), that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à.r.l.—a holding company of the Del Vecchio family, to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, the holders of these options have been entitled to exercise them from such date until their expiration in 2014. In the first six months of 2010, 500,000 rights were exercised as part of this plan. No rights were exercised in 2009.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

27.  RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of June 30, 2010 and June 30, 2009 is provided below:

(thousands of Euro) As of June 30, 2010 Related Parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc	56.6	378.1	—	166.8
Multiopticas Internacional, SL	5,436.0	69.3	4,163.4	2,535.7
Others	1.1	74.0	—	0.2

Total	5,493.8	521.4	4,163.4	2,702.7

(thousands of Euro) As of June 30, 2009 Related Parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc	69.5	354.7	—	181.9
Others	1.4	245.0	—	11.9

Total	70.9	599.7	—	193.8

        Total remuneration due to key managers in the first six months of 2010 amounts to approximately Euro 12.6 million (Euro 8.8 million at June 30, 2009).

        These costs relate to key managers who were already with the Group in the first six months of 2009 and remain in service, as well as those who became key managers after June 30, 2009.

28.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended June 30, 2010 and 2009, amounting to Euro 245.1 million and Euro 194.1 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Earnings per share in the first six months of 2010 amount to Euro 0.53, compared to Euro 0.42 in the same period in 2009. Diluted earnings per share in the first six months of 2010 amounted to Euro 0.53, compared to Euro 0.42 in the same period in 2009.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

28.  EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of June 30,
	2010	2009

Weighted average shares outstanding—basic	458,551,310	457,054,182
Effect of dilutive stock options	1,749,979	229,662
Weighted average shares outstanding—dilutive	460,301,289	457,283,844
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	10,593,534	9,203,188

29.  DIVIDENDS

        In May 2010, the Company distributed an aggregate of Euro 160.6 million in dividends to its stockholders equal to Euro 0.35 per ordinary share. No dividends were distributed in the first six months of 2009. In November 2009, the Company distributed an aggregate amount of Euro 100.8 million in dividends to its stockholders equal to Euro 0.22 per ordinary share.

30.  STOCK OPTIONS AND INCENTIVE PLANS

        At the Stockholders' Meeting of Luxottica Group on May 13, 2008, the Group's stockholders approved a performance share plan ("Performance Shares Plan 2008" or "2008 PSP"). The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contributions to the Group's success on a medium-to long-term basis.

        The beneficiaries of the 2008 PSP will be granted the right to receive ordinary shares ("Units"), without consideration, at the end of the three-year vesting period subject to achievement of certain EPS targets determined by the Board of Directors. On April 29, 2010, the third grant of the 2008 PSP, approved by the Board of Directors granted a total of 865,000 units.

        The Units' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 21.17
Expected option life	3 years
Dividend yield	1.75 percent

        On April 29, 2010, the Board of Directors awarded a total of 1,924,500 stock options to the employees of the Company and its subsidiaries. The stock options were awarded under the Stock Option Plan approved by the Company's stockholders at a meeting on June 14, 2006.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2010
(UNAUDITED)

30.  STOCK OPTIONS AND INCENTIVE PLANS (Continued)

        The stock options' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 21.17
Expected option life	5.48 years
Dividend yield	1.75 percent

31.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 43.3 percent and 41.7 percent of our net sales in the first six months of 2010 and 2009, respectively.

32.  SUBSEQUENT EVENTS

        Please see note 5—"Subsequent Events" in the Management Report on the Interim Financial Results as of June 30, 2010, for a description of events that occurred after June 30, 2010.

******************************************************

Milan, July 26, 2010
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average exchange rate as of June 30, 2010	Final Exchange rate as of June 30, 2010	Average exchange rate as of June 30, 2009	Final Exchange rate as of December 31, 2009

U.S. Dollar	1.3268	1.2290	1.3320	1.4332
Swiss Franc	1.4359	1.3283	1.5056	1.4836
Great Britain Pound	0.8700	0.8175	0.8942	0.8881
Brasilian Real	2.3839	2.2082	2.9222	2.5113
Japanese Yen	121.3197	108.7900	127.2027	133.1600
Canadian Dollar	1.3719	1.2890	1.6059	1.5128
Mexican Peso	16.8069	15.7363	18.4446	18.9223
Swedish Krona	9.7888	9.5259	10.8633	10.2520
Australian Dollar	1.4848	1.4403	1.8801	1.6008
Argentine Peso	5.1634	4.8255	4.8454	5.4619
South African Rand	9.9913	9.3808	12.2611	10.6660
Israeli Shekel	4.9867	4.7669	5.4068	5.4545
Hong Kong Dollar	10.3111	9.5549	10.3261	11.1709
Turkish Lira	2.0213	1.9400	2.1521	2.1547
Norwegian Krona	8.0056	7.9725	8.8966	8.3000
Malaysian Ringgit	4.3881	3.9730	4.7780	4.9326
Thai Baht	43.3118	39.7670	46.6451	47.9860
Taiwan Dollar	42.2886	39.4861	44.6618	46.1304
South Korean Won	1,531.2083	1,499.5900	1,798.0619	1,666.9700
Chinese Renminbi	9.0567	8.3215	9.1020	9.8350
Singapore Dollar	1.8534	1.7160	1.9873	2.0194
New Zealand Dollar	1.8828	1.7761	2.3553	1.9803
United Arab Emirates Dirham	4.8735	4.5070	4.8934	5.2914
Indian Rupee	60.7337	56.9930	65.5792	67.0400
Polish Zloty	4.0020	4.1470	4.4757	4.1045
Hungarian Forint	271.6874	286.0000	290.0323	270.4200
Croatian Kuna	7.2663	7.1980	7.3828	7.3000

ATTACHMENT 2 LIST OF INVESTMENTS

        The following table sets forth the ownership interest of Luxottica Group S.p.A. in non public companies in which it owns greater than 10 percent of the share capital of such entities, including non-Italian entities, prepared in accordance with attachment 4B, letter B, point 4.1 of the CONSOB regulation endorsed with resolution number 11971 of May 14th, 1999 and subsequent integrations and modification and with article 39 of Legislative Decree 1997/127.

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
1242 PRODUCTIONS INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	100,000.00	100,000.00	100.00	100.00
AIR SUN	SUNGLASS HUT TRADING, LLC	MASON-OHIO	USD	1.00	70.00	70.00	70.00
ARNETTE OPTICS ILLUSIONS INC	LUXOTTICA U.S. HOLDINGS CORP	IRVINE-CALIFORNIA	USD	1.00	100.00	100.00	100.00
AVANT GARDE OPTICS LLC	ARNETTE OPTICS ILLUSIONS INC	NEW YORK-NEW YORK	USD	1.00	1.00	100.00	100.00
BAZOOKA INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1.00	1,000.00	100.00	100.00
BEIJING SI MING DE TRADING CO LTD **	SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	CNR	30,000.00	30,000.00	100.00	100.00
BRIGHT EYES FRANCHISING PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	600,070.00	110.00	100.00	100.00
BRIGHT EYES LEASING PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	20.00	110.00	100.00	100.00
BRIGHT EYES RETAIL PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	110.00	110.00	100.00	100.00
BRIGHT EYES TRADE MARKS PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	200,100.00	110.00	100.00	100.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	341,762.00	341,762.00	100.00	100.00
BUDGET SPECS (FRANCHISING) PTY LTD	BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	2.00	100.00	100.00
CENTRE PROFESSIONNEL DE VISION USSC INC	THE UNITED STATES SHOE CORPORATION	MONTREAL-QUÉBEC	CAD	1.00	99.00	100.00	100.00
COLE VISION SERVICES INC	EYEMED VISION CARE LLC	DOVER-DELAWARE	USD	10.00	1,000.00	100.00	100.00
COLLEZIONE RATHSCHULER SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000.00	10,000.00	100.00	100.00
DAVID CLULOW (OPTICS) LIMITED	OPTIKA HOLDINGS LIMITED	WCIB 3ST LONDON	GBP	2.00	2.00	100.00	100.00
DAVID CLULOW BRIGHTON LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW COBHAM LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW CORNHILL LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	2.00	100.00	100.00
DAVID CLULOW CROUCH END LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW IRELAND LIMITED	SUNGLASS HUT IRELAND LIMITED	DUBLIN 6	EUR	100.00	100.00	100.00	100.00
DAVID CLULOW LOUGHTON LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW MARLOW LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW NEWBURY LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW OXFORD LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW RICHMOND LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
DAVID CLULOW WIMBLEDON LIMITED	OPTIKA LIMITED	LONDON	GBP	2.00	1.00	50.00	50.00
ECOTOP PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	10,100.00	110.00	100.00	100.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
ENTERPRISES OF LENSCRAFTERS LLC	LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	USD	1,000.00	1,000.00	100.00	100.00
EYE SAFETY SYSTEMS INC	OAKLEY INC	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00
EYEBIZ LABORATORIES PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	5.00	3.00	30.00	30.00
EYEMED INSURANCE COMPANY	LUXOTTICA U.S. HOLDINGS CORP	PHOENIX-ARIZONA	USD	250,000.00	250,000.00	100.00	100.00
EYEMED VISION CARE IPA LLC	EYEMED VISION CARE LLC	NEW YORK-NEW YORK	USD	1.00	1.00	100.00	100.00
EYEMED VISION CARE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER-DELAWARE	USD	1.00	1.00	100.00	100.00
EYEXAM OF CALIFORNIA INC	THE UNITED STATES SHOE CORPORATION	IRVINE-CALIFORNIA	USD	10.00	1,000.00	100.00	100.00
FIRST AMERICAN ADMINISTRATORS INC	EYEMED VISION CARE LLC	PHOENIX-ARIZONA	USD	1,000.00	1,000.00	100.00	100.00
GIBB AND BEEMAN PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	399,219.00	798,438.00	100.00	100.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	LUXOTTICA LEASING SRL	GUANGZHOU CITY	CNR	140,500,000.00	140,500,000.00	100.00	100.00
IACON INC	OAKLEY INC	HOUSTON-TEXAS	USD	5,000.00	5,000.00	100.00	100.00
LAUBMAN AND PANK PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2,370,448.00	4,740,896.00	100.00	100.00
LENSCRAFTERS INTERNATIONAL INC	THE UNITED STATES SHOE CORPORATION	MARION-OHIO	USD	500.00	5.00	100.00	100.00
LRE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	USD	1.00	1.00	100.00	100.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	SHANGHAI	USD	40,000,000.00	40,000,000.00	100.00	100.00
LUXOTTICA (SHANGHAI) TRADING CO., LTD	LUXOTTICA HOLLAND BV	SHANGHAI	EUR	1,000,000.00	1,000,000.00	100.00	100.00
LUXOTTICA (SWITZERLAND) AG	LUXOTTICA GROUP SPA	ZURICH	CHF	100,000.00	100.00	100.00	100.00
LUXOTTICA ARGENTINA SRL	LUXOTTICA GROUP SPA	BUENOS AIRES	ARS	700,000.00	522,000.00	74.57	75.00
LUXOTTICA ARGENTINA SRL	LUXOTTICA SRL	BUENOS AIRES	ARS	700,000.00	3,000.00	0.43	75.00
LUXOTTICA AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	1,715,000.00	1,715,000.00	100.00	100.00
LUXOTTICA BELGIUM NV	LUXOTTICA GROUP SPA	BERCHEM	EUR	62,000.00	99.00	99.00	100.00
LUXOTTICA BELGIUM NV	LUXOTTICA SRL	BERCHEM	EUR	62,000.00	1.00	1.00	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	93,457,587.00	54,193,288.00	57.99	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	LUXOTTICA SRL	SAN PAOLO	BRL	93,457,587.00	323.00	0.00	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	OAKLEY CANADA INC	SAN PAOLO	BRL	93,457,587.00	39,263,976.00	42.01	100.00
LUXOTTICA CANADA INC	LUXOTTICA GROUP SPA	TORONTO-ONTARIO	CAD	200.00	200.00	100.00	100.00
LUXOTTICA CENTRAL EUROPE KFT	LUXOTTICA HOLLAND BV	BUDAPEST	HUF	53,000,000.00	53,000,000.00	100.00	100.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
Luxottica ExTrA Limited	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	1.00	100.00	100.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	LUXOTTICA GROUP SPA	HAAR	EUR	230,081.35	230,081.00	100.00	100.00
LUXOTTICA FRANCE SAS	LUXOTTICA GROUP SPA	VALBONNE	EUR	534,000.00	500.00	100.00	100.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	2.00	100.00	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA HOLLAND BV	CIGLI-IZMIR	LTL	10,390,459.89	1.00	0.00	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	SUNGLASS HUT NETHERLANDS BV	CIGLI-IZMIR	LTL	10,390,459.89	365,328,569.00	35.16	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA SRL	CIGLI-IZMIR	LTL	10,390,459.89	1.00	0.00	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA GROUP SPA	CIGLI-IZMIR	LTL	10,390,459.89	673,717,415.00	64.84	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA LEASING SRL	CIGLI-IZMIR	LTL	10,390,459.89	3.00	0.00	100.00
LUXOTTICA HELLAS AE	LUXOTTICA GROUP SPA	PALLINI	EUR	1,752,900.00	40,901.00	70.00	70.00
LUXOTTICA HOLLAND BV	LUXOTTICA GROUP SPA	AMSTERDAM	EUR	45,000.00	100.00	100.00	100.00
LUXOTTICA IBERICA SA	LUXOTTICA GROUP SPA	BARCELONA	EUR	1,382,901.00	230,100.00	100.00	100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	LUXOTTICA HOLLAND BV	GURGAON-HARYANA	RUP	500,000.00	49,999.00	100.00	100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	LUXOTTICA LEASING SRL	GURGAON-HARYANA	RUP	500,000.00	1.00	0.00	100.00
LUXOTTICA ITALIA SRL	LUXOTTICA SRL	AGORDO	EUR	5,000,000.00	5,000,000.00	100.00	100.00
LUXOTTICA KOREA LTD	LUXOTTICA GROUP SPA	SEOUL	KRW	120,000,000.00	12,000.00	100.00	100.00
LUXOTTICA LEASING SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	36,000,000.00	36,000,000.00	100.00	100.00
LUXOTTICA MEXICO SA DE C.V.	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,000,000.00	1,920.00	96.00	100.00
LUXOTTICA MEXICO SA DE C.V.	LUXOTTICA SRL	MEXICO CITY	MXN	2,000,000.00	80.00	4.00	100.00
LUXOTTICA MIDDLE EAST FZE	LUXOTTICA GROUP SPA	DUBAI	AED	1,000,000.00	1.00	100.00	100.00
LUXOTTICA NEDERLAND BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	453,780.22	5,100.00	51.00	51.00
LUXOTTICA NORDIC AB	LUXOTTICA GROUP SPA	STOCKHOLM	SEK	250,000.00	2,500.00	100.00	100.00
LUXOTTICA NORGE AS	LUXOTTICA GROUP SPA	KONGSBERG	NOK	100,000.00	100.00	100.00	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	AVANT GARDE OPTICS LLC	DOVER-DELAWARE	USD	1.00	1.00	100.00	100.00
LUXOTTICA OPTICS LTD	LUXOTTICA GROUP SPA	TEL AVIV	ILS	43.50	435,000.00	100.00	100.00
LUXOTTICA POLAND SP ZOO	LUXOTTICA GROUP SPA	CRACOW	PLN	390,000.00	195.00	25.00	100.00
LUXOTTICA POLAND SP ZOO	LUXOTTICA HOLLAND BV	CRACOW	PLN	390,000.00	585.00	75.00	100.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LUXOTTICA GROUP SPA	LISBON	EUR	700,000.00	139,700.00	99.79	100.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LUXOTTICA SRL	LISBON	EUR	700,000.00	300.00	0.21	100.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
LUXOTTICA RETAIL AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	307,796.00	307,796.00	100.00	100.00
LUXOTTICA RETAIL CANADA INC	THE UNITED STATES SHOE CORPORATION	TORONTO-ONTARIO	CAD	12,671.00	2,905.00	22.93	100.00
LUXOTTICA RETAIL CANADA INC	LUXOTTICA RETAIL NORTH AMERICA INC	TORONTO-ONTARIO	CAD	12,671.00	414.00	3.27	100.00
LUXOTTICA RETAIL CANADA INC	LENSCRAFTERS INTERNATIONAL INC	TORONTO-ONTARIO	CAD	12,671.00	6,704.00	52.91	100.00
LUXOTTICA RETAIL CANADA INC	LUXOTTICA U.S. HOLDINGS CORP	TORONTO-ONTARIO	CAD	12,671.00	2,648.00	20.90	100.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	2.00	100.00	100.00
LUXOTTICA RETAIL HONG KONG LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	149,127,000.00	1,491,270.00	100.00	100.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	AUCKLAND	NZD	100.00	100.00	100.00	100.00
LUXOTTICA RETAIL NORTH AMERICA INC	THE UNITED STATES SHOE CORPORATION	MARION-OHIO	USD	1.00	20.00	100.00	100.00
LUXOTTICA SOUTH AFRICA PTY LTD	LUXOTTICA GROUP SPA	CAPE TOWN-OBSERVATORY	ZAR	220,001.00	220,001.00	100.00	100.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	LUXOTTICA HOLLAND BV	NOVIGRAD	HRK	1,000,000.00	700,000.00	70.00	70.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	LUXOTTICA GROUP SPA	MACQUARIE PARK-NSW	AUD	232,797,001.00	232,797,001.00	100.00	100.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	AUD	460,000,001.00	460,000,001.00	100.00	100.00
LUXOTTICA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000,000.00	10,000,000.00	100.00	100.00
LUXOTTICA STARS SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	2,000,000.00	2,000,000.00	100.00	100.00
LUXOTTICA SUN CORPORATION	LUXOTTICA U.S. HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	LUXOTTICA GROUP SPA	DUBLIN	EUR	626,543,403.00	626,543,403.00	100.00	100.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO	LUXOTTICA HOLLAND BV	DON GUAN CITY	USD	21,000,000.00	21,000,000.00	100.00	100.00
LUXOTTICA U.K. LTD	LUXOTTICA GROUP SPA	LONDON	GBP	90,000.00	90,000.00	100.00	100.00
LUXOTTICA U.S. HOLDINGS CORP	LUXOTTICA GROUP SPA	DOVER-DELAWARE	USD	100.00	10,000.00	100.00	100.00
LUXOTTICA U.S.A. INC	LUXOTTICA GROUP SPA	NEW YORK-NEW YORK	USD	1,650,000.00	1,650.00	100.00	100.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	LUXOTTICA GROUP SPA	KLOSTERNEUBURG	EUR	508,710.00	50,871.00	100.00	100.00
LVD SOURCING LLC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	USD	5,000.00	2,550.00	51.00	51.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
MIRARI JAPAN CO LTD	LUXOTTICA GROUP SPA	TOKYO	JPY	473,700,000.00	1,500.00	15.83	100.00
MIRARI JAPAN CO LTD	LUXOTTICA HOLLAND BV	TOKYO	JPY	473,700,000.00	7,974.00	84.17	100.00
MIRARIAN MARKETING PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	2,000,000.00	1,020,000.00	51.00	51.00
MULTIOPTICAS INTERNACIONAL SL	LUXOTTICA GROUP SPA	COLMENAR VIEJO, MADRID	EUR	5,648,720.80	2,824,360.00	40.00	40.00
MY-OP (NY) LLC	OLIVER PEOPLES INC	DOVER-DELAWARE	USD	1.00	1.00	100.00	100.00
OAKLEY (SCHWEIZ) GMBH	OAKLEY INC	ZURICH	CHF	30,000.00	30,000.00	100.00	100.00
OAKLEY ATHLETIC (PTY) LIMITED	LUXOTTICA SOUTH AFRICA PTY LTD	PORT ELIZABETH	ZAR	100.00	100.00	100.00	100.00
OAKLEY CANADA INC	OAKLEY INC	SAINT LAURENT- QUEBEC	CAD	10,107,907.00	10,107,907.00	100.00	100.00
OAKLEY CANADA RETAIL ULC	OAKLEY CANADA INC	HALIFAX	CAD	100.00	100.00	100.00	100.00
OAKLEY COSTA RICA SA	OAKLEY MEXICO SA DE CV	SAN JOSE	CRC	100,000.00	10.00	100.00	100.00
OAKLEY DENMARK APS	OAKLEY INC	COPENHAGEN	DKK	127,000.00	127.00	100.00	100.00
OAKLEY DIRECT INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	1,000.00	100.00	100.00
OAKLEY EDC INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	1,000.00	100.00	100.00
OAKLEY EUROPE SNC	OAKLEY HOLDING SAS	ASNIERES SUR SEINE	EUR	25,157,390.20	251,573,902.00	100.00	100.00
OAKLEY FINANCING INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1.00	100.00	100.00	100.00
OAKLEY GMBH	OAKLEY INC	MONACO	EUR	25,000.00	25,000.00	100.00	100.00
OAKLEY HOLDING SAS	OAKLEY DENMARK APS	ASNIERES SUR SEINE	EUR	6,129,050.00	40,662.00	49.09	100.00
OAKLEY HOLDING SAS	OAKLEY INC	ASNIERES SUR SEINE	EUR	6,129,050.00	42,163.00	50.91	100.00
OAKLEY ICON LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	1.00	100.00	100.00
OAKLEY INC	LUXOTTICA U.S. HOLDINGS CORP	TUMWATER-WASHINGTON	USD	10.00	1,000.00	100.00	100.00
OAKLEY IRELAND OPTICAL LIMITED	OAKLEY INC	DUBLIN 1	EUR	225,000.00	225,000.00	100.00	100.00
OAKLEY ITALY SRL	OAKLEY INC	MILAN	EUR	10,000.00	10,000.00	100.00	100.00
OAKLEY JAPAN KK	OAKLEY INC	TOKYO	JPY	10,000,000.00	200.00	100.00	100.00
OAKLEY LIMITED PARTNERSHIP	OAKLEY INC	CALGARY	CAD	1.00	99.00	99.00	100.00
OAKLEY LIMITED PARTNERSHIP	BAZOOKA INC	CALGARY	CAD	1.00	1.00	1.00	100.00
OAKLEY MEXICO SA DE CV	OAKLEY INC	HUIXQUILUCAN	MXN	88,604,000.00	886,039.00	100.00	100.00
OAKLEY MEXICO SA DE CV	BAZOOKA INC	HUIXQUILUCAN	MXN	88,604,000.00	1.00	0.00	100.00
OAKLEY O STORE INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	1,000.00	100.00	100.00
OAKLEY SALES CORP	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	1,000.00	100.00	100.00
OAKLEY SALES CORP	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	1,000.00	100.00	100.00
OAKLEY SCANDINAVIA AB	OAKLEY ICON LIMITED	STOCKHOLM	SEK	100,000.00	1,000.00	100.00	100.00
OAKLEY SOUTH PACIFIC PTY LTD	OPSM GROUP PTY LIMITED	VICTORIA	AUD	12.00	12.00	100.00	100.00
OAKLEY SPAIN SL	OAKLEY ICON LIMITED	BARCELONA	EUR	3,100.00	310.00	100.00	100.00
OAKLEY U.K. LTD	OAKLEY INC	HERTFORDSHIRE	GBP	1,000.00	1,000.00	100.00	100.00
OLIVER PEOPLES GMBH	OLIVER PEOPLES INC	WIESBADEN	EUR	25,564.59	25,565.00	100.00	100.00
OLIVER PEOPLES INC	OAKLEY INC	IRVINE-CALIFORNIA	USD	1.00	1,000.00	100.00	100.00
OPSM GROUP PTY LIMITED	LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	AUD	67,613,043.50	135,226,087.00	100.00	100.00
OPTIKA HOLDINGS LIMITED	SUNGLASS HUT (UK) LIMITED	LONDON	GBP	699,900.00	699,900.00	100.00	100.00
OPTIKA LIMITED	OPTIKA HOLDINGS LIMITED	WCIB 3ST LONDON	GBP	2.00	2.00	100.00	100.00
OPTIKA OPTICIANS LIMITED	OPTIKA HOLDINGS LIMITED	WCIB 3ST LONDON	GBP	100.00	100.00	100.00	100.00
OPTIMUM LEASING PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	110.00	110.00	100.00	100.00
OY LUXOTTICA FINLAND AB	LUXOTTICA GROUP SPA	ESPOO	EUR	170,000.00	1,000.00	100.00	100.00
PACIFICA SALES CORPORATION	OAKLEY INC	IRVINE-CALIFORNIA	USD	10.00	1,000.00	100.00	100.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
PEARLE VISION CENTER OF PUERTO RICO INC	LUXOTTICA RETAIL NORTH AMERICA INC	SAN JUAN	USD	660.00	660.00	100.00	100.00
PEARLE VISION MANAGED CARE-HMO OF TEXAS INC	THE UNITED STATES SHOE CORPORATION	HOUSTON-TEXAS	USD	1,000.00	1,000.00	100.00	100.00
PEARLE VISIONCARE INC	THE UNITED STATES SHOE CORPORATION	IRVINE-CALIFORNIA	USD	1,000.00	100.00	100.00	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	2,486,250.00	4,972,500.00	100.00	100.00
RAY BAN HOLDINGS INC	LUXOTTICA U.S. HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00
RAY BAN INDIAN HOLDINGS INC	RAY BAN HOLDINGS INC	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00
RAY BAN SUN OPTICS INDIA LIMITED	RAY BAN INDIAN HOLDINGS INC	BHIWADI	RUP	244,729,170.00	22,837,271.00	93.32	93.32
RAYS HOUSTON	SUNGLASS HUT TRADING, LLC	MASON-OHIO	USD	1.00	51.00	51.00	51.00
SGH OPTICS MALAYSIA SDN BHD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	KUALA LAMPUR	MYR	2.00	2.00	100.00	100.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO., LTD	LUXOTTICA LEASING SRL	SHANGHAI	USD	375,000.00	375,000.00	100.00	100.00
SPV ZETA Optical Trading (Beijing) Co Ltd	LUXOTTICA LEASING SRL	BEIJING	CNR	45,000,000.00	45,000,000.00	100.00	100.00
SUNGLASS HUT (South East Asia) PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	100,000.00	100,000.00	100.00	100.00
SUNGLASS HUT (UK) LIMITED	LUXOTTICA GROUP SPA	LONDON	GBP	24,410,765.00	8,299,660.00	34.00	66.00
SUNGLASS HUT (UK) LIMITED	SUNGLASS HUT REALTY CORPORATION	LONDON	GBP	24,410,765.00	20,115.00	0.08	66.00
SUNGLASS HUT (UK) LIMITED	SUNGLASS HUT OF FLORIDA INC	LONDON	GBP	24,410,765.00	7,581,696.00	31.06	66.00
SUNGLASS HUT (UK) LIMITED	SUNGLASS HUT TRADING, LLC	LONDON	GBP	24,410,765.00	209,634.00	0.86	66.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD *	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	MILNERTON (Cape Town)	ZAR	1,000.00	450.00	45.00	45.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	LUXOTTICA U.S. HOLDINGS CORP	MACQUARIE PARK-NSW	AUD	46,251,012.00	46,251,012.00	100.00	100.00
SUNGLASS HUT AUSTRIA VERTRIEB GMBH	LUXOTTICA GROUP SPA	KLOSTERNEUBOURG	EUR	35,000.00	35,000.00	100.00	100.00
SUNGLASS HUT HONG KONG LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	2.00	2.00	100.00	100.00
SUNGLASS HUT IRELAND LIMITED	SUNGLASS HUT (UK) LIMITED	DUBLIN	EUR	250.00	200.00	100.00	100.00
SUNGLASS HUT NETHERLANDS BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	18,151.20	40.00	100.00	100.00
SUNGLASS HUT NEW ZEALAND LIMITED	LUXOTTICA RETAIL NEW ZEALAND LIMITED	AUCKLAND	NZD	1,000.00	1,000.00	100.00	100.00

Company	Shareholders	Registered address	Share capital currency	Share capital in local currency	Number of shares owned	Direct % of ownership	Group % of ownership
SUNGLASS HUT OF FLORIDA INC	LUXOTTICA U.S. HOLDINGS CORP	WESTON-FLORIDA	USD	10.00	1,000.00	100.00	100.00
SUNGLASS HUT OF FRANCE SOCIETE EN NOME COLLECTIF (snc)	LUXOTTICA FRANCE SAS	SOPHIA ANTIPOLIS-VALBONNE	EUR	4,490,252.64	1.00	0.00	100.00
SUNGLASS HUT OF FRANCE SOCIETE EN NOME COLLECTIF (snc)	LUXOTTICA SRL	SOPHIA ANTIPOLIS-VALBONNE	EUR	4,490,252.64	294,635.00	100.00	100.00
SUNGLASS HUT PORTUGAL COMERCIO DE OCULOS E RELOGIOS LDA	SUNGLASS HUT OF FLORIDA INC	LISBON	EUR	1,000,000.00	980,000.00	98.00	100.00
SUNGLASS HUT PORTUGAL COMERCIO DE OCULOS E RELOGIOS LDA	SUNGLASS HUT REALTY CORPORATION	LISBON	EUR	1,000,000.00	20,000.00	2.00	100.00
SUNGLASS HUT REALTY CORPORATION	LUXOTTICA U.S. HOLDINGS CORP	WESTON-FLORIDA	USD	100.00	100.00	100.00	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN-OBSERVATORY	ZAR	900.00	900.00	100.00	100.00
SUNGLASS HUT SPAIN SL	LUXOTTICA SRL	BARCELONA	EUR	3,005.06	500.00	100.00	100.00
SUNGLASS HUT TRADING, LLC	LUXOTTICA U.S. HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	1.00	100.00	100.00
SUNGLASS ICON PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	VICTORIA	AUD	20,036,912.00	20,036,912.00	100.00	100.00
SUNGLASS WORKS PTY LTD	SUNGLASS ICON PTY LTD	VICTORIA	AUD	20.00	110.00	100.00	100.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	AUD	13,309,475.00	13,309,475.00	100.00	100.00
THE OPTICAL SHOP OF ASPEN INC	OAKLEY INC	IRVINE-CALIFORNIA	USD	1.00	250.00	100.00	100.00
THE UNITED STATES SHOE CORPORATION	AVANT GARDE OPTICS LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00
U.S.S. DELAWARE CORPORATION	THE UNITED STATES SHOE CORPORATION	DOVER-DELAWARE	USD	1.00	100.00	100.00	100.00

*)
Control through the appointment of the majority of the Members of the Board of Directors

**)
Control through shareholders agreement

Certification of the condensed consolidated half year financial report pursuant to Article 154 bis of Legislative Decree 58/98

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group SpA, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of the Italian Legislative Decree 58 of 24 February 1998, hereby certify:

      •
      the adequacy in relation to the characteristics of the Company and

      •
      the effective implementation

of the administrative and accounting procedures for the preparation of the condensed consolidated half year financial report over the course of the period ending June 30, 2010.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated half year financial report as of June 30, 2010, was based on a process developed by Luxottica Group in accordance with the model Internal Control—Integrated Framework as issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the condensed consolidated half year financial report:

            a)     has been drawn up in accordance with the international accounting standards recognised in the European Union under the EC regulation 1606/2002 of the European Parliament and of the Council of 19 July 2002, and in particular with the IAS 34—Interim Financial Reporting, and the provisions which implement ART. 9 of the legislative decree 38/205;

            b)    is consistent with the entries in the accounting books and records;

            c)    is capable of providing a true and fair representation of the assets and liabilities, profits and losses and financial position of the issuer and the group of companies included in the consolidation.

          3.2   The interim management report includes a reliable analysis of the significant events that took place in the first six months of the financial year and their impact on the condensed consolidated half year financial report, together with a description of the main risks and uncertainties for the remaining six months of the financial year. The interim management report also includes a reliable analysis of the disclosure on significant related party transactions.

Milan, July 26, 2010
Andrea Guerra
(Chief executive officer)

Enrico Cavatorta
(Manager charged with preparing the Company's financial reports)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: August 5, 2010	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER